Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD.

Date: December 26, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To amend and restate the Compensation Policy for the Company's directors and officers, in the form attached as **Exhibit A** to the Proxy Statement.	☐	☐	☐
	Yes	**No**	
1.a. The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal. *	☐	☐	

* According to Israeli law, your vote will not be counted in the required majority to approve this proposal if you do not confirm that you are not a controlling shareholder and do not have a personal interest in this proposal.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD.
to be held December 26, 2018
For Holders as of November 26, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on December 19, 2018.

To view all Annual General Meeting related materials, please visit:

http://investors.nano-di.com/events-and-presentations

PROXY TABULATOR FOR

NANO DIMENSION LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

NANO DIMENSION LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on December 19, 2018)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Nano Dimension Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **November 26, 2018** at the **Extraordinary General Meeting** of the Shareholders of Nano Dimension Ltd. to be held on **December 26, 2018** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the Proxy Statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
NANO DIMENSION LTD.
P.O. Box 8016
CARY, NC 27512-9903